UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2005 (November 28, 2005)

ALLIANCE ONE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Virginia	001-13684	54-1746567
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway, Morrisville, North Carolina 27560

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(919) 379-4300**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

On November 30, 2005, Alliance One International, Inc. ("Alliance One") entered into a Second Amendment to the Credit Agreement, dated as of May 13, 2005 (the "Credit Agreement"), by and among Alliance One, Intabex Netherlands B.V., Alliance One International, AG (collectively, the "Borrowers"), the several banks and other financial institutions from time to time party hereto (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders (the "Agent"). The Second Amendment, which received approval from 100% of the Lenders, relaxes certain financial covenants, changes certain negative covenants and increases certain interest rate margins in the Credit Agreement, as further described below. The full text of the Second Amendment is attached hereto as Exhibit 10.1, and this summary description is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference. As a summary of the most material provisions, this Form 8-K necessarily omits several changes effected by the Second Amendment, and the full text of the Second Amendment should be reviewed in order to understand all such changes.

The Second Amendment relaxes certain financial covenants contained in the Credit Agreement, including but not limited to:

- a reduction of the minimum consolidated interest coverage ratio that must be maintained;
- an increase in the maximum consolidated leverage ratio that must be maintained; and
- the establishment of a fixed maximum consolidated total senior debt to borrowing base ratio that must be maintained.

The Second Amendment also changes certain negative covenants in the Credit Agreement, including but not limited to:

- a reduction in the maximum permitted amount of uncommitted inventory;
- a decrease in the maximum capital expenditures to $40 million per year; and
- a prohibition of certain restricted payments, including dividends to holders of Alliance One common stock, from the date of the Second Amendment until the first fiscal quarter during which the borrowers have fully complied with the original financial covenants set forth in the Credit Agreement (the "Pricing Period").

The Second Amendment also provides that no borrowings may be drawn under the revolving credit facility or swingline facility if Alliance One has more than $110 million of unrestricted cash and cash equivalents in the aggregate on its consolidated balance sheet at the time of such draw. Further, if unrestricted cash and cash equivalents exceed $110 million for any ten consecutive days, unrestricted cash and cash equivalents in excess of $110 million must be used to repay borrowings under the swingline or revolving credit facility.

The Second Amendment provides that during the Pricing Period, the interest rate margin applicable to the revolving credit facility and term loan A borrowings shall be 3.25% over LIBOR or 2.25% over the Agent's base rate. In addition, the Second Amendment permanently increases the interest rate on the term loan B to 3.50% over LIBOR or 2.50% over the Agent's base rate.

Except as expressly set forth in the Second Amendment, the Credit Agreement, as previously amended, remains in full force and effect.

ITEM 8.01   OTHER EVENTS

On November 28, 2005, Alliance One issued the press release attached as <u>Exhibit 99.1</u> in connection with the execution of the second amendment to the Credit Agreement.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Alliance One's expectations and projections. Risks and uncertainties with respect to Alliance One's results of operations include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for leaf tobacco products, and the impact of regulation and litigation on Alliance One's customers. A further list and description of these risks, uncertainties and other factors can be found in Alliance One's (previously DIMON Incorporated) Annual Report for the fiscal year period ended March 31, 2005, and other filings with the Securities and Exchange Commission.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

10.1   SECOND AMENDMENT TO CREDIT AGREEMENT, dated as of November 30, 2005, by and among ALLIANCE ONE INTERNATIONAL, INC., INTABEX NETHERLANDS B.V., DIMON INTERNATIONAL AG, the several banks and other financial institutions from time to time party hereto, and WACHOVIA BANK, NATIONAL ASSOCIATION, as administrative agent for the Lenders.

99.1   Press Release dated November 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLIANCE ONE INTERNATIONAL, INC.
(Registrant)

Date: December 1, 2005

BY: /s/ James A. Cooley
James A. Cooley
Executive Vice President and Chief Financial Officer

EXHIBITS

10.1   SECOND AMENDMENT TO CREDIT AGREEMENT, dated as of November 30, 2005, by and among ALLIANCE ONE INTERNATIONAL, INC., INTABEX NETHERLANDS B.V., DIMON INTERNATIONAL AG, the several banks and other financial institutions from time to time party hereto, and WACHOVIA BANK, NATIONAL ASSOCIATION, as administrative agent for the Lenders.

99.1   Press Release dated November 28, 2005.

Exhibit 10.1

SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT, dated as of November 30, 2005 (this "Amendment"), is by and among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), each of the Domestic Subsidiaries of the Borrower from time to time party hereto (the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG** (formerly known as DIMON International AG)**,** a Swiss corporation ("DIAG"; together with the Company and the Domestic Guarantors, collectively the "Guarantors" and individually, a "Guarantor"), the several banks and other financial institutions from time to time party hereto (the "Lenders"), and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement dated as of May 13, 2005 (as previously amended or modified and as further amended, restated or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement) among the Borrower, the Guarantors, the Lenders, and the Administrative Agent, the Lenders have extended commitments to make certain credit facilities available to the Borrower;

WHEREAS, the Credit Parties have requested and the Lenders agree to amend certain provisions of the Credit Agreement, subject to the terms hereof.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1
AMENDMENT

SECTION 1.1 Amendments to Section 1.1. The following definitions are hereby added to the Credit Agreement to read as follows:

> *"Existing Credit Agreement"* shall mean that certain credit agreement dated as of May 13, 2005 (as amended by the First Amendment to Credit Agreement, dated as of October 28, 2005, among the Borrowers, the Guarantors, the Lenders and the Administrative Agent, but specifically not giving effect to the Second Amendment to Credit Agreement, dated as of November 30, 2005, among the Borrowers, the Guarantors, the Lenders and the Administrative Agent), among the Borrowers, the Guarantors, the Lenders, and the Administrative Agent.

> *"Second Amendment Effective Date"* shall mean November 30, 2005.

> *"Second Amendment Pricing Period"* shall have the meaning set forth in the definition of Applicable Percentage.

SECTION 1.2 **Amendment to Definition of Applicable Percentage**. The definition of "Applicable Percentage" set forth in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"Applicable Percentage" shall mean (a) 3.50% for the Term Loan B borrowings which are LIBOR Rate Loans and 2.50% for Term Loan B borrowings which are Alternate Base Rate Loans, (b) from the Second Amendment Effective Date until the first Interest Determination Date occurring after the fiscal quarter end during which the Credit Parties have achieved full compliance with the financial covenants set forth in Section 5.9 of the Existing Credit Agreement (the "Second Amendment Pricing Period") (i) 3.25% for Revolving Loans and Term Loan A borrowings which are LIBOR Rate Loans and 2.25% for Revolving Loans and Term Loan A borrowings which are Alternate Base Rate Loans, and (ii) 3.25% for Letter of Credit Fees, and (c) from and after the Interest Determination Date occurring after the fiscal quarter end during which the Credit Parties have achieved compliance with the financial covenants set forth in Section 5.9 of the Existing Credit Agreement, the rate set forth below opposite the applicable Level then in effect, and based on the Consolidated Interest Coverage Ratio as follows:

| Level | Consolidated Interest Coverage Ratio | Applicable Percentage for Revolving Loans and Term Loan A | | Commitment Fee |
		Alternate Base Rate Margin	LIBOR Rate Margin and Letter of Credit Fees	
I	< 2.0 to 1.0	2.00%	3.00%	0.75%
II	≥ 2.0 to 1.0 but < 2.5 to 1.0	1.75%	2.75%	0.75%
III	≥ 2.5 to 1.0 but < 3.0 to 1.0	1.50%	2.50%	0.75%
IV	≥ 3.0 to 1.0	1.25%	2.25%	0.50%

The Applicable Percentage shall, in each case, be determined and adjusted quarterly on the date five (5) Business Days after the date on which the Administrative Agent has received from the Company the annual or quarterly financial information and certifications required to be delivered to the Administrative Agent and the Lenders in accordance with the provisions of Sections 5.1(a) and (b) and Section 5.2(b) (each an "Interest Determination Date"). Such Applicable Percentage shall be effective from such Interest Determination Date until the next such Interest Determination Date. After the Closing Date, if the Company shall fail to provide the annual or quarterly financial information and certifications in accordance with the provisions of Sections 5.1(a) and (b) and Section 5.2(b), the Applicable Percentage from the date five (5) Business Days after the date by which the Company was so required to provide such financial information and certifications to the Administrative Agent and the Lenders, shall be based on Level I (provided that if such failure shall occur during the Second Amendment Pricing Period, then the Applicable Percentage shall be as set forth in clause (a) above) until such time as such information and certifications are provided, whereupon the Level shall be determined by the then current Consolidated Interest Coverage Ratio.

SECTION 1.3 Amendment to Definition of Consolidated EBIT. The definition of "Consolidated EBIT" set forth in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

"Consolidated EBIT" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum (without duplication) of (a) Consolidated Net Income plus (b) to the extent included in the determination of such Consolidated Net Income, (i) Consolidated Income Tax Expense plus (ii) Consolidated Interest Expense minus (iii) any extraordinary items of gain minus (iv) any items of gain attributable to Financial Accounting Standards Board Statements No. 121, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (v) any items of loss attributable to Financial Accounting Standards Board Statements No. 121, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (vi) costs and expenses incurred in connection with exit and disposal activities associated with discontinued foreign operations in an amount not to exceed $15,000,000 in the aggregate, in each case determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP. Consolidated EBIT shall not include the effects of up to $14,000,000 in fines imposed by the European Commission in connection with the Anti-Competition Litigation and recognized by the Company and/or certain of its Subsidiaries during the periods ending on or before September 30, 2005.

SECTION 1.4 Amendment to Section 2.1(a). Section 2.1(a) is hereby amended and restated in its entirety to read as follows:

*(a)   Revolving Commitment. During the Commitment Period, subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans ("Revolving Loans") to the Borrowers from time to time for the purposes hereinafter set forth; provided, however, that (i) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company plus the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding, (ii) no more than $75,000,000 of Revolving Loans may be borrowed on the Closing Date, (iii) no Revolving Loans shall be made if there is more than $110,000,000 of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries, (iv) with regard to each Revolving Lender individually, the sum of such Revolving Lender's Revolving Commitment Percentage of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed such Revolving Lender's Revolving Commitment and (v) with regard to the Revolving Lenders collectively, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loan plus outstanding LOC Obligations shall not exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base. For purposes hereof, the aggregate amount of Revolving Loans available hereunder shall be **THREE HUNDRED MILLION DOLLARS ($300,000,000)** (as reduced from time to time in accordance with the terms of Section 2.7, the "Revolving Committed Amount"). Revolving Loans may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Administrative Borrower may request, and may be repaid and reborrowed in accordance with the provisions hereof. LIBOR Rate Loans shall be made by each Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.*

SECTION 1.5 **Amendment to Section 2.2(a)**. Section 2.2(a) is hereby amended and restated in its entirety to read as follows:

(a) *Swingline Commitment. During the Commitment Period, subject to the terms and conditions hereof, the Swingline Lender, in its individual capacity, agrees to make certain revolving credit loans to the Borrowers (each a "Swingline Loan" and, collectively, the "Swingline Loans") from time to time for the purposes hereinafter set forth; provided, however, (i) the aggregate amount of Swingline Loans outstanding at any time shall not exceed **TWENTY-FIVE MILLION DOLLARS ($25,000,000)** (the "Swingline Committed Amount"), (ii) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company plus the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding, (iii) the sum of the aggregate amount of outstanding Revolving Loans plus Swingline Loans plus LOC Obligations shall not exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base and (iv) no Swingline Loans shall be made if there is more than $110,000,000 of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries. Swingline Loans hereunder may consist of Alternate Base Rate Loans or Quoted Rate Swingline Loans, as the Administrative Borrower may request, and may be repaid and reborrowed in accordance with the provisions hereof.*

SECTION 1.6 **Amendment to Section 2.8(b)(i)**. Section 2.8(b)(i) is hereby amended and restated in its entirety to read as follows:

(i) *Revolving Committed Amount. (A) If at any time after the Closing Date, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus LOC Obligations shall exceed the lesser of (I) the Revolving Committed Amount or (II) the Borrowing Base, each Borrower immediately shall prepay its Revolving Loans and the Swingline Loans in an amount sufficient to eliminate such excess and (B) if for more than 10 consecutive days after the Second Amendment Effective Date, the amount of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries exceeds $110,000,000, each Borrower immediately shall prepay its Revolving Loans and the Swingline Loans in an amount sufficient to eliminate such excess. Each Revolving Lender shall receive its pro rata share of any such prepayment based on its Revolving Commitment Percentage.*

SECTION 1.7 **Amendment to Section 2.8(b)(iii)**. Section 2.8(b)(iii) is hereby amended and restated in its entirety to read as follows:

(iii) *Debt and Equity Issuances. Immediately upon receipt by a Credit Party or any of its Subsidiaries of proceeds from (A) any Debt Issuance, the Loans shall be prepaid in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds of such Debt Issuance (such prepayment to be applied as set forth in clause (vi) below) or (B) any Equity Issuance, the Loans shall be prepaid in an aggregate amount equal to fifty percent (50%) of the Net Cash Proceeds of such Equity Issuance (such prepayment to be applied as set forth in clause (vi) below); provided, that any prepayment of the Term Loan B as a result of a mandatory prepayment under this*

Section 2.8(b)(iii) during the first year following the Second Amendment Effective Date shall be made at 101% of par, and thereafter shall be made at par.

SECTION 1.8 **Amendment to Section 5.9.** Section 5.9 is hereby amended and restated in its entirety to read as follows:

Section 1.1. *Section 5.9* *Financial Covenants.*

Commencing on the day immediately following the Closing Date, the Credit Parties shall comply with the following financial covenants:

(a) *Minimum Consolidated Interest Coverage Ratio. Maintain at all times a Consolidated Interest Coverage Ratio of not less than the following:*

Period	Ratio
Second Amendment Effective Date through and including December 31, 2005	1.25 to 1.00
January 1, 2006 through and including June 30, 2006	1.05 to 1.00
July 1, 2006 through and including September 30, 2006	1.25 to 1.00
October 1, 2006 through and including December 31, 2006	1.50 to 1.00
January 1, 2007 through and including March 31, 2007	1.55 to 1.00
April 1, 2007 and thereafter	1.70 to 1.00

(b) *Maximum Consolidated Leverage Ratio. Maintain at all times a Consolidated Leverage Ratio of not more than the following:*

Period	Ratio
Second Amendment Effective Date through and including December 31, 2005	9.35 to 1.00
January 1, 2006 through and including March 31, 2006	9.85 to 1.00
April 1, 2006 through and including June 30, 2006	9.50 to 1.00
July 1, 2006 through and including September 30, 2006	8.00 to 1.00
October 1, 2006 through and including December 31, 2006	6.75 to 1.00
January 1, 2007 through and including March 31, 2007	6.25 to 1.00
April 1, 2007 and thereafter	6.00 to 1.00

(c) *Maximum Consolidated Total Senior Debt to Borrowing Base Ratio. Maintain at all times a Consolidated Total Senior Debt to Borrowing Base Ratio of not more than 0.900 to 1.00.*

(d) *Maximum Consolidated Capital Expenditures. Consolidated Capital Expenditures shall not exceed $40,000,000 during any fiscal year of the Company.*

SECTION 1.9 Amendment to Section 6.1(c). Section 6.1(c) is hereby amended and restated in its entirety to read as follows:

(c) *(i) Indebtedness of the Credit Parties and their Subsidiaries incurred after the Closing Date consisting of Capital Leases; provided that (A) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing and (B) the total amount of all such Indebtedness shall not exceed $5,000,000 at any time outstanding, and (ii) Indebtedness of the Credit Parties and their Subsidiaries incurred after the Closing Date consisting of Indebtedness incurred to provide all or a portion of the purchase price or cost of construction of an asset; provided that (A) such Indebtedness when incurred shall not exceed the purchase price or cost of construction of such asset, (B) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing and (C) the total amount of all such Indebtedness shall not exceed $5,000,000 at any time outstanding;*

SECTION 1.10 Amendment to Section 6.1(g). Section 6.1(g) is hereby deleted in its entirety and replaced as follows:

(g) *Reserved.*

SECTION 1.11 Amendment to Section 6.1(k). Section 6.1(k) is hereby amended and restated in its entirety to read as follows:

(k) *additional Indebtedness that in the aggregate does not exceed, (i) for Domestic Subsidiaries, $30,000,000 and (ii) for Foreign Subsidiaries, the sum of $600,000,000; provided that, after giving effect on a Pro Forma Basis to the incurrence or assumption of any such Indebtedness and to the concurrent retirement of any other Indebtedness of the Credit Parties or any of their Subsidiaries, no Default or Event of Default shall exist.*

SECTION 1.12 Amendment to Section 6.2(c). Section 6.2(c) is hereby amended and restated in its entirety to read as follows:

(c) *purchase money Liens on any capital asset of a Credit Party or a Subsidiary if such purchase money Lien attaches to such capital asset concurrently with the acquisition thereof and if the Indebtedness secured thereby does not exceed the lesser of the cost or fair market value as of the time of acquisition of the asset covered thereby by such Credit Party or such Subsidiary; provided, that the aggregate amount of indebtedness (excluding any Indebtedness permitted under clause (a) above), secured by all such Liens does not exceed $5,000,000 in the aggregate at any one time outstanding; and provided further, that no such Lien shall extend to or cover any property or asset of such Credit Party or such Subsidiary other than the related property or asset (including accessions thereto and proceeds thereof, to the extent provided in the security agreement creating such Lien);*

SECTION 1.13 **Amendment to Section 6.2(l).** Section 6.2(l) is hereby amended and restated in its entirety to read as follows:

(l) *Liens given to secure Indebtedness owing to life insurance companies (or affiliates thereof) issuing life insurance policies in connection with Split-Dollar Programs, incurred to finance non-scheduled premiums paid by a Credit Party or its Subsidiaries under such policies pursuant to Split-Dollar Agreements executed in connection with the Split-Dollar Program which Indebtedness does not exceed $40,000,000 in the aggregate, provided that in connection with any Split-Dollar Program such Liens shall be limited to such Credit Party's or such Subsidiary's right, title and interest in and to (A) the Split-Dollar Agreement and the Split-Dollar Assignment executed in connection with such Split-Dollar Program and (B) the policy of life insurance assigned to such Credit Party or such Subsidiary as collateral pursuant to such Split-Dollar Assignment;*

SECTION 1.14 **Amendment to Section 6.2(m).** Section 6.2(m) is hereby amended and restated in its entirety to read as follows:

(m) *any Lien on the assets of a Foreign Subsidiary securing foreign lines of credit of the Foreign Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $125,000,000; provided that the aggregate principal amount of foreign lines of credit of the Dutch Borrower and DIAG subject to a Lien contemplated by this Section 6.2(m) shall not exceed $20,000,000 in the aggregate and shall only consist of Liens incurred by the Dutch Borrower and DIAG through the merger of a Foreign Subsidiary with, or the sale, lease or other transfer of all or any substantial part of the assets of a Foreign Subsidiary to, the Dutch Borrower or DIAG;*

SECTION 1.15 **Amendment to Section 6.2(r).** Section 6.2(r) is hereby deleted in its entirety and replaced as follows:

(r) *Reserved.*

SECTION 1.16 **Amendment to Section 6.3.** Section 6.3 is hereby amended and restated in its entirety to read as follows:

Section 1.2. *Section 6.3 Guaranty Obligations.*

Each of the Credit Parties will not, nor will it permit any Subsidiary to, create, assume or suffer to exist any Guaranty Obligation, other than (a) Guaranty Obligations which are incurred in the ordinary course of business for the purpose of carrying unsold tobacco inventories held against Confirmed Orders, (b) other Guaranty Obligations incurred in the ordinary course of business with respect to Uncommitted Inventories permitted pursuant to the terms of Section 6.14 in an aggregate amount not to exceed the amount of such Uncommitted Inventories, (c) short term and long term Guaranty Obligations of Foreign Subsidiaries with respect to credit facilities provided to farmer suppliers of such Foreign Subsidiaries in an amount not to exceed $400,000,000 in the aggregate at any time outstanding; provided that (i) no more than $160,000,000 of such Guaranty Obligations may have a maturity that is greater than 365 days and (ii) such

Guaranty Obligations are supported by the obligations of such farmer suppliers to deliver tobacco to the Company and its Subsidiaries, (d) Guaranty Obligations of the Guarantors pursuant to this Agreement, (e) Guaranty Obligations of the Guarantors of the Company's obligations under the Senior Indenture and the Senior Notes and (f) Guaranty Obligations of the Guarantors of the Company's obligations under the Senior Subordinated Indenture and the Senior Subordinated Notes; provided, however, neither the Dutch Borrower nor DIAG shall be permitted to incur Guaranty Obligations pursuant to Sections 6.3(a) – (c).

SECTION 1.17 **Amendment to Section 6.5(a).** Section 6.5(a) is hereby deleted in its entirety and replaced as follows:

(a) any Acquisition (other than a Hostile Acquisition) or Investment for consideration consisting of cash or Cash Equivalents, common stock of the Company (valued at the market value thereof as of the date of the issuance thereof), other securities or properties of a Credit Party or any Subsidiary (valued in good faith by the Board of Directors of the Company), the assumption of any Indebtedness (valued at the principal amount thereof), any other consideration (valued in good faith by the board of directors of the Company) or any combination of the foregoing; provided that (i) the aggregate value of all such consideration for all Acquisitions and Investments of the Credit Parties and their Subsidiaries made during any fiscal year shall not exceed 10% of Consolidated Tangible Net Worth as of the most recent fiscal year end with respect to which the Administrative Agent and the Lenders shall have received the financial statements referred to in Section 5.1(a)(i), (ii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end and (iii) no Acquisition shall be consummated during the Second Amendment Pricing Period; provided further that in the case of any Acquisition involving an aggregate purchase price (including cash and non-cash consideration) in excess of $10,000,000, the Company shall have delivered to the Administrative Agent a certificate of the Company's chief financial officer, treasurer or chief accounting officer containing calculations that demonstrate that after giving effect to such Acquisition on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9;

SECTION 1.18 **Amendment to Sections 6.10.** Sections 6.10 is hereby amended and restated in its entirety to read as follows:

Section 1.3. *Section 6.10 Restricted Payments.*

Each of the Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to any Credit Party or any Subsidiary (directly or indirectly through Subsidiaries), (c) to convert Subordinated Debt Securities into common Capital Stock of the Company or to call and prepay the Subordinated Debt Securities with proceeds of the Delayed Draw Term Loan A Funding, (d) to pay regularly scheduled interest payments in respect of the Senior Notes and the Senior Subordinated Notes, (e) other Restricted Payments so long as (i) no

Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end, (iv) such Restricted Payment is permitted by the terms of the Senior Indenture, the Senior Subordinated Indenture and any other agreement or instrument governing or evidencing Indebtedness of the Credit Parties and their Subsidiaries and (v) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c) and (d) above), do not exceed the sum of (A) 50% of Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing after the Closing Date to the end of the most recent fiscal quarter of the Company for which the Administrative Agent has received financial statements pursuant to Section 5.1(a) or (b) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) plus (B) 50% of the aggregate Net Cash Proceeds received by the Credit Parties and their Subsidiaries from Equity Issuances after the Closing Date, and (f) other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end and (iv) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c), (d) and (e) above), do not exceed $35,000,000; provided, however, that no Restricted Payment pursuant to subsection (e) or (f) above shall be permitted during the Second Amendment Pricing Period .

SECTION 1.19 **Amendment to Sections 6.14.** Sections 6.14 is hereby amended and restated in its entirety to read as follows:

Section 1.4. *Section 6.14   Maximum Uncommitted Inventories.*

The Credit Parties shall not permit the Uncommitted Inventories to exceed $160,000,000 in the aggregate from the Closing Date to December 31, 2005 and $115,000,000 in the aggregate at all times thereafter.

SECTION 1.20 **Amendment to Schedule 2.1(b)(1).** Schedule 2.1(b)(1) of the Credit Agreement is hereby replaced in its entirety by Appendix A attached hereto.

SECTION 2
CONDITIONS TO EFFECTIVENESS

SECTION 2.1 __Effective Date.__ This Amendment shall be and become effective as of the Second Amendment Effective Date when all of the conditions set forth in this Subpart 2.1 shall have been satisfied (in form and substance reasonably acceptable to the Administrative Agent).

> **SUBSECTION 2.1.1** __Executed Amendment.__ Receipt by the Administrative Agent of a copy of this Amendment duly executed by each of the Credit Parties and the Required Lenders.

> **SUBSECTION 2.1.2** __Fees.__ The Administrative Agent shall have received from the Borrowers the aggregate amount of fees payable to the Administrative Agent on behalf of the Lenders approving this Amendment.

> **SUBSECTION 2.1.3** __Corporate Documents.__ The Administrative Agent shall have received the following:

>> (a) __Resolutions__. Copies of resolutions of the Board of Directors or their equivalent of each Credit Party approving and adopting this Second Amendment, the transactions contemplated herein and authorizing execution and delivery hereof, certified by a secretary or assistant secretary of such Credit Party to be true and correct and in force and effect as of the date hereof; and

>> (b) __Incumbency__. An incumbency certificate of each Credit Party certified by a secretary or assistant secretary to be true and correct as of the date hereof.

> **SUBSECTION 2.1.4** __Legal Opinions of Counsel.__ The Administrative Agent shall have received opinions of legal counsel for the Credit Parties, addressed to the Administrative Agent and the Lenders, which opinions shall provide, among other things, that the execution and delivery of this Second Amendment by the Credit Parties and the consummation of the transactions contemplated hereby will not violate the corporate instruments of the Credit Parties, and shall otherwise be in form and substance acceptable to the Administrative Agent.

SECTION 3
REPRESENTATIONS AND WARRANTIES

SECTION 3.1 __Representations and Warranties.__ Each of the Credit Parties represents and warrants as follows:

> (a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

> (b) This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d)   The representations and warranties set forth in Article III of the Credit Agreement are true and correct as of the date hereof except for those which expressly relate to an earlier date.

(e)   After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f)   The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g)   Except as specifically provided in this Amendment, the Credit Party Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

SECTION 4
MISCELLANEOUS

SECTION 4.1 <u>Counterparts/Telecopy</u>.   This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered.

SECTION 4.2 <u>Instrument Pursuant to Credit Agreement</u>.   This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement.

SECTION 4.3 <u>Reaffirmation of Credit Party Obligations</u>. Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Credit Party Obligations.

SECTION 4.4 <u>Amended Terms</u>. The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement and the other Credit Documents are hereby ratified and confirmed and shall remain in full force and effect according to their terms.

SECTION 4.5 <u>Survival</u>. Except as expressly modified and amended in this Amendment, all of the terms and provisions and conditions of each of the Credit Documents shall remain unchanged.

SECTION 4.6 <u>Expenses</u>. The Borrower agrees to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees, expenses and retainer amounts of the Administrative Agent's legal counsel and financial consultants.

SECTION 4.7 <u>Further Assurances</u>. The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment, including, without limitation, continued cooperation with and assistance of the Administrative Agent's financial consultants on an ongoing basis; it being acknowledged and agreed that the Administrative Agent intends to continue the engagement of third party financial consultants from and after the Second Amendment Effective Date as it deems necessary in its sole discretion.

SECTION 4.8 <u>Governing Law</u>. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

SECTION 4.9 <u>Successors and Assigns</u>. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 4.10 <u>General Release</u>. In consideration of the Lenders entering into this Amendment, each Credit Party hereby releases the Administrative Agent, the Lenders, and the Administrative Agent's and the Lenders' respective officers, employees, representatives, agents, counsel and directors from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under the Credit Agreement on or prior to the date hereof, except, with respect to any such person being released hereby, any actions, causes of action, claims, demands, damages and liabilities arising out of such person's gross negligence, bad faith or willful misconduct.

SECTION 4.11 <u>Waiver of Jurisdiction; Service of Process; Waiver of Jury Trial; Arbitration</u>. The jurisdiction, service of process, waiver of jury trial and arbitration provisions set forth in Sections 9.14, 9.15 and 9.18 of the Credit Agreement are hereby incorporated by reference, *mutatis mutandis*.

[Balance of Page Intentionally Left Blank].

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

COMPANY: **ALLIANCE ONE INTERNATIONAL, INC.**

                                            By: /s/ Brian J. Harker
                                            Name: Brian J. Harker
                                            Title: Chairman and Chief Executive Officer

                                            By: /s/ James A. Cooley
                                            Name: James A. Cooley
                                            Title: Executive Vice President and Chief Financial
                                            Officer

DUTCH BORROWER: **INTABEX NETHERLANDS B.V.**

                                            By: /s/ James A. Cooley
                                            Name: James A. Cooley
                                            Title: Executive Vice President and Chief Financial
                                            Officer

                                            By: /s/ B. Lynne Finney
                                            Name: B. Lynne Finney
                                            Title: Assistant Treasurer

DOMESTIC GUARANTORS: **[NONE]**

<u>FOREIGN GUARANTORS</u>:   **DIMON INTERNATIONAL AG**

By: /s/ James A. Cooley
Name: James A. Cooley
Title: Authorized Signatory

By: /s/ B. Lynne Finney
Name: B. Lynne Finney
Title: Authorized Signatory

ADMINISTRATIVE AGENT
AND LENDERS:

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent and as a Lender

By: /s/ Jorge Gonzales
Name: Jorge Gonzales
Title: Managing Director

Exhibit 99.1

Alliance One Announces Amendment to Credit Facility

MORRISVILLE, N.C., Nov. 28 /PRNewswire-FirstCall/ -- Alliance One International, Inc. (NYSE: AOI) announced today that it has obtained the requisite approvals from lenders for an amendment to its senior secured credit facility. The amendment relaxes certain financial covenants, changes certain negative covenants and increases the interest rate margins applicable to the periods for which covenant compliance has been relaxed. As previously reported, the Company sought these amendments in light of the current market conditions faced by the Company. The Company will file with the Securities and Exchange Commission a Form 8-K regarding this amendment, which will attach the full text of the amendment.

Brian J. Harker, Chairman and Chief Executive Officer, stated "We are delighted by the level of support provided by our lenders and view this amendment as further validation of the strategic rationale for our merger. We are committed to working with our customers to further improve both profitability and liquidity going forward and delivering the full benefits of the merger to all our stakeholders."

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Alliance One's expectations and projections. Risks and uncertainties with respect to Alliance One's results of operations include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for leaf tobacco products, and the impact of regulation and litigation on Alliance One's customers. A further list and description of these risks, uncertainties and other factors can be found in Alliance One's (previously DIMON Incorporated) Annual Report for the fiscal year period ended March 31, 2005, and other filings with the Securities and Exchange Commission.

Alliance One International, Inc. is a leading independent leaf tobacco merchant. For more information on Alliance One, visit the Company's website at http://www.aointl.com.

SOURCE Alliance One International, Inc.

CONTACT:
James A. Cooley of Alliance One International, Inc.,
+1-919-379-4300
Web site: http://www.aointl.com
(AOI)